SCHNEIDER WEINBERGER LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, P.A.	(561) 362-9595
Steven I. Weinberger, P.A.	Facsimile
(561) 362-9612
Of Counsel:
Charles B. Pearlman
Brian A. Pearlman

June 21, 2011

“CORRESP”

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:  Ethan Horowitz, Branch Chief

Re:	Miller Energy Resources, Inc. (formerly known as Miller Petroleum, Inc.) (the “Company”) Form 10-K for Fiscal Year Ended April 30, 2010 Filed July 28, 2010 File No. 001-34732

Dear Mr. Horowitz:

This will confirm my discussion with Robert Carroll relative to an extension of the Company's response date for the staff's letter of comment on the above filing until July 5, 2011. Thank you for your courtesy in this matter.

Sincerely yours,

/s/ James M. Schneider

James M. Schneider

JMS:sjm

Cc:     Miller Energy Resources, Inc.